05010507

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CI Fund Management Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4994 FISCAL YEAR 5-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 8/1/05

ARLS
5-31-05

Consolidated Financial Statements

CI Fund Management Inc.

May 31, 2005 and 2004

AUDITORS' REPORT

To the Shareholders of
CI Fund Management Inc.

We have audited the consolidated balance sheets of **CI Fund Management Inc.** ["CI"] as at May 31, 2005 and 2004 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of CI's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CI as at May 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
July 7, 2005

Ernst & Young LLP
Chartered Accountants

CI Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

[in thousands of dollars]

As at May 31

	2005 $	2004 $
ASSETS		
Current		
Cash	**28,305**	25,117
Client and trust funds on deposit *[note 2]*	**93,099**	89,966
Marketable securities *[note 3]*	**77,154**	28,829
Accounts receivable and prepaid expenses *[note 9[c]]*	**94,222**	93,604
Income taxes recoverable	**1,923**	6,881
Future income taxes *[note 11]*	**16,006**	27,865
Total current assets	**310,709**	272,262
Capital assets *[note 6]*	**21,276**	26,085
Deferred sales commissions, net of accumulated amortization of $322,163 [2004 - $266,919] *[note 10]*	**349,395**	253,867
Fund contracts *[notes 4 and 5]*	**1,012,778**	1,010,682
Goodwill *[note 4]*	**951,026**	919,203
Other assets *[note 7]*	**18,886**	11,663
	2,664,070	2,493,762
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[notes 10 and 13]*	**165,830**	116,068
Client and trust funds payable *[note 2]*	**93,099**	89,966
Income taxes payable	**20,537**	11,396
Stock-based compensation *[note 9[b]]*	**28,726**	46,127
Deferred revenue	**4,037**	4,272
Current portion of long-term debt *[note 8]*	**40,722**	25,538
Total current liabilities	**352,951**	293,367
Deferred lease inducements	**2,211**	2,712
Long-term debt *[note 8]*	**350,212**	219,627
Future income taxes *[note 11]*	**485,934**	442,765
Total liabilities	**1,191,308**	958,471
Minority interest	**—**	1,422
Shareholders' equity		
Share capital *[note 9[a]]*	**1,690,663**	1,740,983
Deficit	**(217,901)**	(207,114)
Total shareholders' equity	**1,472,762**	1,533,869
	2,664,070	2,493,762

See accompanying notes

On behalf of the Board:

Director Director

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

[in thousands of dollars, except per share amounts]

Years ended May 31

	2005 $	2004 $
REVENUE		
Management fees	**881,817**	710,950
Administration fees	**114,516**	58,037
Redemption fees	**47,081**	43,375
Gain on sale of marketable securities	**6,706**	690
Other income *[note 7]*	**32,158**	31,621
	1,082,278	844,673
EXPENSES		
Selling, general and administrative *[notes 9[b] and 13]*	**328,089**	256,757
Less: Expenses recovered from funds	**112,780**	109,782
Net selling, general and administrative	**215,309**	146,975
Trailer fees *[note 10]*	**250,695**	197,766
Investment dealer fees	**82,162**	39,710
Amortization of deferred sales commissions and fund contracts	**58,248**	35,388
Interest *[note 8]*	**9,785**	8,588
Other *[note 7]*	**14,976**	19,112
	631,175	447,539
Minority interest	**3,188**	5,390
Income before income taxes	**447,915**	391,744
Provision for income taxes *[note 11]*		
Current	**109,092**	86,314
Future	**54,074**	84,386
	163,166	170,700
Net income for the year	**284,749**	221,044
Deficit, beginning of year	**(207,114)**	(305,932)
Cost of shares repurchased in excess of stated value *[note 9[a]]*	**(97,206)**	(13,457)
Dividends declared	**(198,330)**	(108,769)
Deficit, end of year	**(217,901)**	(207,114)
Earnings per share *[note 9[d]]*	**$0.97**	$0.82

See accompanying notes

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[in thousands of dollars]

Years ended May 31

	2005 $	2004 $
OPERATING ACTIVITIES		
Net income for the year	**284,749**	221,044
Add (deduct) items not involving cash		
Gain on sale of marketable securities	**(6,706)**	(690)
Stock-based compensation	**(17,338)**	16,479
Amortization of deferred sales commissions and fund contracts	**58,248**	35,388
Amortization of other	**13,529**	6,510
Minority interest	**3,188**	5,390
Future income taxes	**54,074**	84,386
	389,744	368,507
Net change in non-cash working capital balances related to operations	**51,731**	1,036
Cash provided by operating activities	**441,475**	369,543
INVESTING ACTIVITIES		
Purchase of marketable securities	**(106,154)**	(50,450)
Proceeds on sale of marketable securities	**65,593**	18,052
Additions to capital assets	**(7,213)**	(7,390)
Deferred sales commissions paid	**(150,772)**	(125,879)
Additions to other assets	**—**	(325)
Cash paid on acquisitions, including transaction costs, net of cash acquired *[note 4]*	**(37,259)**	(412,133)
Cash used in investing activities	**(235,805)**	(578,125)
FINANCING ACTIVITIES		
Long-term debt *[note 8]*	**145,769**	101,165
Repurchase of share capital *[note 9[a]]*	**(147,745)**	(21,392)
Issuance of share capital *[notes 4 and 9[a]]*	**219**	265,948
Distributions to minority interest	**(2,395)**	(5,026)
Dividends paid to shareholders	**(198,330)**	(108,769)
Cash provided by (used in) financing activities	**(202,482)**	231,926
Net increase in cash during the year	**3,188**	23,344
Cash, beginning of year	**25,117**	1,773
Cash, end of year	**28,305**	25,117
Supplemental cash flow information		
Interest paid	**10,265**	7,334
Income taxes paid	**104,424**	86,458

See accompanying notes

CI Fund Management Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per share amounts]

May 31, 2005 and 2004

CI Fund Management Inc. ["CI"] is incorporated under the laws of Ontario. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of presentation

The consolidated financial statements include the accounts of CI, CI Investments Inc. ["CI Investments"] [formerly CI Mutual Funds Inc.], Assante Corporation ["Assante"] and Skylon Advisors Inc. ["Skylon"] [formerly Skylon Capital Corp.] and their subsidiaries. Hereinafter, CI and its subsidiaries are referred to as CI.

During fiscal 2005, CI restructured its 66% investment in BPI Global Asset Management LLP ["BGAM"] such that CI gave up all future economic benefits of ownership in exchange for a 32% participation in the net revenue earned on BGAM's institutional assets. As a result, the accounts of BGAM are no longer included in the consolidated financial statements from the date of disposition.

During fiscal 2004, CI disposed of its investment in Trilogy Advisors, LLC.

Revenue recognition

Management fees are based upon the net asset value of the respective funds and are recognized on an accrual basis. Management fees received in advance of amounts earned are disclosed separately as deferred revenue.

Administration fees and other income are recognized as services are provided under contractual arrangements. Administration fees include commission revenue, which is recorded on a trade date basis.

Redemption fees payable by unitholders of deferred sales charge mutual funds, the sales commission of which was financed by CI, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.

Performance fees are recognized when performance thresholds have been satisfied and management is assured of their realization.

Marketable securities

Marketable securities consist of investments in mutual fund units and shares of publicly traded companies. These investments are carried at the lower of cost and market value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. These assets are amortized over their estimated useful lives as follows:

Computer hardware	30% declining balance or straight-line over three to four years
Computer software	Straight-line over two to four years
Office equipment	20% declining balance or straight-line over five years
Leasehold improvements	Straight-line over the term of the lease
Property	Straight-line over 25 years

Deferred sales commissions

Commissions paid on sales of deferred sales charge mutual funds represent commissions paid by CI to brokers and dealers, and are recorded on the trade date of the sale of the applicable mutual fund securities. These commissions are deferred and amortized on a straight-line basis over 84 months from the date recorded.

Fund contracts

Fund contracts are recorded net of any write-down for impairment. CI evaluates the carrying value of fund contracts for potential impairment based on estimated discounted future cash flows. These evaluations are performed on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Fund administration contracts are amortized on a straight-line basis over 25 years. Fund management contracts with a finite life are amortized on a straight-line basis over eight years. Fund management contracts with an indefinite life are not amortized.

Goodwill

Goodwill is recorded as the excess of purchase price over identifiable assets acquired. CI evaluates the carrying value of goodwill for each segment for potential impairment based on comparison to the allocated market capitalization by segment. If this test indicates a potential impairment for any segment, the carrying value of goodwill is evaluated against estimated discounted future cash flows for that segment. These evaluations are performed on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Stock-based compensation

CI has a stock-based compensation plan, which includes a cash settlement option. Compensation expense is recognized and recorded as a liability based upon the intrinsic value of outstanding stock options as at the balance sheet date and the proportion of their vesting periods that have elapsed. On the exercise of stock options for shares, the liability recorded with respect to the options and consideration paid by the employees are credited to share capital.

Deferred lease inducements

Lease inducements are deferred and amortized on a straight-line basis over the term of the lease.

Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

The treasury stock method is used in the calculation of per share amounts. Basic and diluted per share amounts are determined by dividing net income by the weighted average number of shares outstanding during the year. There is no dilutive effect on earnings per share as CI accounts for its stock options as a liability.

Derivative financial instruments

Derivative financial instruments are used to mitigate equity market and foreign exchange exposures.

CI has entered into a total return share swap to manage its equity market exposure related to its stock-based compensation. The total return share swap is measured at fair value and any resulting gains or losses are recognized in income.

CI has entered into forward contracts to manage its foreign exchange exposure related to its investments is U.S. dollar denominated hedge funds. Forward contracts are measured at fair value and any resulting gains or losses are recognized in income. Included in income are foreign exchange losses of $1,037 [2004 - foreign exchange gains of $62].

Effective June 1, 2004, CI adopted the recommendations of CICA Accounting Guideline 13 - Hedging Relationships on a prospective basis. These recommendations require that certain circumstances be met in order for hedge accounting to be appropriate, including the identification, documentation, designation and effectiveness of hedges. The adoption of this policy did not have a material impact on the consolidated financial statements.

Foreign currency translation

Foreign currency denominated items are translated into Canadian dollars as follows:

Integrated foreign subsidiaries are financially or operationally dependent on CI. Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars using historical rates. Revenue and expenses are translated at average rates prevailing during the year. Translation exchange gains and losses of integrated foreign subsidiaries are included in income.

Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. At the balance sheet date, monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at that date, revenue and expenses are translated at exchange rates prevailing during the year and the resulting translation exchange gains and losses are included in income.

[in thousands of dollars, except per share amounts]

Business acquisitions

The purchase method of accounting is used for business acquisitions and the results of operations are consolidated from the date of acquisition.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results could differ from those estimates.

2. CLIENT AND TRUST FUNDS

Included in client and trust funds on deposit are amounts representing cash held in trust with Canadian financial institutions for clients in respect of self-administered Registered Retirement Savings Plans and Registered Retirement Income Funds, and amounts received from clients for which the settlement date on the purchase of securities has not occurred or accounts in which the clients maintain a cash balance. The corresponding liabilities are included in client and trust funds payable.

3. FINANCIAL INSTRUMENTS

As at May 31, 2005, the fair value of marketable securities was $79,128 [2004 - $29,276]. As at July 7, 2005, the fair value of marketable securities was $91,472.

CI had a forward contract outstanding as at May 31, 2005 to sell US$8,000 at a forward rate of $1.2484 on July 7, 2005. As at May 31, 2005, the fair value of this contract approximates its carrying amount of nil.

CI had a forward contract outstanding as at May 31, 2004 to sell US$9,500 at a forward rate of $1.3803 on October 26, 2004. The contract was settled on June 30, 2004 and CI realized a gain of $339.

The estimated fair values of all other financial instruments approximate their carrying amounts in the consolidated balance sheets.

[in thousands of dollars, except per share amounts]

4. BUSINESS ACQUISITIONS

Year ended May 31, 2005

On June 3, 2004, CI completed its acquisition of all of the outstanding shares of IQON Financial Management Inc. and Synera Financial Services Inc. from Sun Life Assurance Company of Canada ["Sun Life"], a related party, which have networks of financial and insurance advisors. As consideration, CI paid $38,500 in cash.

Details of the net assets acquired, at fair value, are as follows:

	$
Cash	**1,241**
Client and trust funds on deposit	**92**
Accounts receivable and prepaid expenses	**1,996**
Capital assets	**717**
Marketable securities	**1,053**
Fund administration contracts	**5,100**
Other assets	**335**
Accounts payable and accrued liabilities	**(2,175)**
Client and trust funds payable	**(92)**
Future income taxes	**(954)**
Other liabilities	**(636)**
Goodwill on acquisition	**31,823**
	38,500

Year ended May 31, 2004

On October 6, 2003, CI completed its acquisition of all of the outstanding shares of Synergy Asset Management Inc. ["Synergy"], manager of the Synergy mutual funds. As consideration, CI paid $94,283 in cash and issued 1,655,874 common shares of CI.

On November 7, 2003, CI completed its acquisition of all of the outstanding shares of Skylon, manager of the VentureLink Group of Funds and a series of retail structured products. As consideration, CI paid $33,817 in cash, and must pay a portion of future performance fees, where earned on certain funds, which will be netted against performance fees earned in that period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per share amounts]

May 31, 2005 and 2004

On November 14, 2003, CI completed its acquisition of the Canadian operations of Assante under a Plan of Arrangement through which it acquired all of the outstanding common shares of Assante, consisting of an investment management business and a network of financial advisors. As consideration, CI paid $309,942 in cash and issued 38,846,974 common shares of CI.

In conjunction with the above three transactions, Sun Life purchased 20,698,368 common shares of CI from treasury for $265,336 in order to maintain its proportionate share of ownership of CI.

In addition, CI issued 932,576 stock appreciation rights with a strike price of $13.34 that expire in 2007.

Details of the net assets acquired, at fair value, are as follows:

	Skylon Advisors Inc.	Synergy Asset Management Inc.	Assante Corporation	Total
	$	$	$	$
Cash	1,188	1,802	24,387	27,377
Client and trust funds on deposit	—	—	91,988	91,988
Accounts receivable and prepaid expenses	2,957	1,259	45,586	49,802
Capital assets	—	378	19,855	20,233
Deferred sales commissions	—	5,600	10,500	16,100
Fund administration contracts	—	—	32,500	32,500
Fund management contracts	17,000	35,000	495,000	547,000
Other assets	—	485	6,192	6,677
Accounts payable and accrued liabilities	(1,216)	(3,619)	(60,927)	(65,762)
Client and trust funds payable	—	—	(91,988)	(91,988)
Future income taxes	(6,120)	5,255	(169,928)	(170,793)
Other liabilities	—	—	(14,876)	(14,876)
Goodwill on acquisition	20,351	70,406	498,766	589,523
	34,160	116,566	887,055	1,037,781

[in thousands of dollars, except per share amounts]

Details of the consideration given, at fair value, are as follows:

	Skylon Advisors Inc. $	Synergy Asset Management Inc. $	Assante Corporation $	Total $
Cash	33,817	94,283	309,942	438,042
CI common shares	—	22,189	520,549	542,738
Assante Corporation shares already owned	—	—	55,533	55,533
Transaction costs	343	94	1,031	1,468
	34,160	116,566	887,055	1,037,781

The common shares of CI issued as consideration were valued at $13.40 per share, the closing price immediately prior to the announcement date of the three acquisitions on August 22, 2003.

The goodwill on acquisition is not deductible for income tax purposes. $485,623 of the balance relates to the Asset Management segment and $103,900 relates to the Asset Administration segment.

Immediately following the Synergy acquisition, Synergy was amalgamated into CI Investments.

Included in other liabilities at the date of acquisition are accruals for severance and exit costs of $10,000 related to the three acquisitions, of which the entire amount has been paid as at May 31, 2005 [2004 - $5,600].

[in thousands of dollars, except per share amounts]

5. FUND CONTRACTS

Fund contracts consist of the following:

	2005		2004	
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Fund administration contracts	**37,600**	**2,154**	32,500	650
Fund management contracts				
Finite life	**12,000**	**2,250**	12,000	750
Indefinite life	**967,582**	—	967,582	—
	1,017,182	**4,404**	1,012,082	1,400
Less accumulated amortization	**4,404**		1,400	
Net book value	**1,012,778**		1,010,682	

6. CAPITAL ASSETS

Capital assets consist of the following:

	2005		2004	
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Computer hardware and software	**36,001**	**18,503**	38,453	20,377
Office equipment	**4,059**	**3,245**	7,511	5,006
Leasehold improvements	**5,629**	**2,665**	9,312	4,027
Property	—	—	345	126
	45,689	**24,413**	55,621	29,536
Less accumulated amortization	**24,413**		29,536	
Net book value	**21,276**		26,085	

[in thousands of dollars, except per share amounts]

7. OTHER ASSETS, INCOME AND EXPENSES

Other assets consist mainly of an investment in a limited partnership, long-term accounts receivable and prepaid expenses and deferred charges.

Other income consists mainly of institutional management fees, custody fees, equity income and interest income.

Other expenses consist mainly of institutional management expenses, distribution fees to limited partnerships and capital taxes.

8. LONG-TERM DEBT

CI has arranged a revolving credit facility with a Canadian chartered bank for general corporate purposes for $500,000. Amounts may be borrowed under this facility in Canadian dollars through prime rate loans, which bear interest at the greater of the bank's prime rate and one month bankers' acceptance rates plus 0.75%, or bankers' acceptances, which bear interest at bankers' acceptance rates plus 0.30%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank's reference rate for loans made by it in Canada in U.S. funds and the federal funds overnight rate plus 0.75%, or LIBOR loans which bear interest at LIBOR plus 0.30%.

CI may also borrow under this facility in the form of letters of credit, which bear a fee of 0.30% on any undrawn portion. At May 31, 2005, CI had accessed $56,936 [2004 - $1,409] by way of letters of credit.

Loans are made by the bank under a 364-day revolving credit facility, the term of which may be extended annually at the bank's option. If the bank elects not to extend the term, the outstanding principal amount shall be repaid in equal monthly installments over the following four years.

The facility is collateralized by a registered general security agreement from CI and certain subsidiaries of CI, assignment of the shares in CI Investments, Assante, certain subsidiaries of Assante and Skylon, and assignment of the management agreements and redemption fees of CI Investments and certain subsidiaries of Assante. The facility also requires CI to meet certain financial ratios on a quarterly basis.

As at May 31, 2005, $333,073 [2004 - $245,165] has been drawn on this facility in the form of bankers' acceptances at an effective interest rate of 2.82% [2004 - 2.31%]. In addition, $57,861 [2004 - nil] has been drawn in the form of LIBOR loans at an effective interest rate of 3.41%. Interest expense attributable to the long-term debt for the year ended May 31, 2005 was $7,912 [2004 - $6,554].

On July 7, 2005, the revolving credit facility was amended to increase the total amount that may be borrowed under the facility to $650,000.

9. SHARE CAPITAL

[a] Details with respect to share capital are as follows:

	Common shares	
	Number of shares [in thousands]	**Stated value** $
Authorized		
Unlimited preference shares		
Unlimited common shares		
Issued		
May 31, 2003	235,526	938,657
Issuance of share capital *[note 4]*	61,203	808,074
Share repurchase	(1,680)	(7,935)
Exercise of stock options	150	2,187
May 31, 2004	**295,199**	**1,740,983**
Issuance of share capital	**7**	**121**
Share repurchase	**(8,569)**	**(50,539)**
Exercise of stock options	**6**	**98**
May 31, 2005	**286,643**	**1,690,663**

[in thousands of dollars, except per share amounts]

For shares issued on the exercise of stock options, the liabilities at the dates on which the stock options were exercised amounted to $62 [2004 - $1,575] and were included in the stated value of the shares issued.

During fiscal 2005, 8,568,700 common shares [2004 - 1,679,700] were repurchased under a normal course issuer bid at an average cost of $17.24 per share [2004 - $12.74] for a total consideration of $147,745 [2004 - $21,392]. Deficit was increased by $97,206 [2004 - $13,457] for the cost of the shares repurchased in excess of their stated value.

[b] Employee incentive stock option plan

CI has an employee incentive stock option plan [the "Plan"] for the executives and key employees of CI. The maximum number of common shares that may be issued under the Plan is 41,722,566. As at May 31, 2005, there are 8,399,280 common shares [2004 - 9,685,799] reserved for issuance on exercise of stock options. These options vest over periods of up to five years, may be exercised at prices ranging from $4.73 to $17.04 per common share with a total intrinsic value of $33,024 as at May 31, 2005 and expire at dates up to 2010.

On April 12, 2005, CI entered into a total return share swap transaction agreement [the "Agreement"] with a Canadian chartered bank. The Agreement is intended to mitigate CI's exposure to fluctuations in the price of its common shares, and is for a maximum of 8,600,000 shares or an aggregate purchase amount of $144,000. Under the Agreement, the bank will accumulate shares of CI through purchases on the Toronto Stock Exchange and will pay CI the total return, if positive, on the stock and CI will pay the bank the total return, if negative. In addition, CI will pay the bank interest on the aggregate purchase amount at bankers' acceptance rates.

At May 31, 2005, a total of 1,695,900 common shares were subject to the Agreement and had an average purchase price of $16.78, which reduced the liability under the Plan and stock-based compensation expense by $874.

The total stock-based compensation expense for the year ended May 31, 2005 of $13,329 [2004 - $39,988] has been included in selling, general and administrative expenses.

Details of the Plan activity and status for the years ended May 31 are as follows:

	2005		2004	
	Number of options [in thousands]	Weighted average exercise price $	Number of options [in thousands]	Weighted average exercise price $
Options outstanding, beginning of year	**9,686**	**10.81**	10,072	8.27
Options granted	**1,679**	**17.02**	2,273	15.59
Options exercised	**(2,874)**	**6.83**	(2,601)	5.15
Options cancelled	**(92)**	**14.45**	(58)	10.94
Options outstanding, end of year	**8,399**	**13.37**	9,686	10.81
Options exercisable, end of year	**4,348**	**11.76**	4,060	9.22

Details of the Plan options outstanding and exercisable as at May 31, 2005 are as follows:

Exercise price $	Number of options outstanding [in thousands]	Weighted average remaining contractual life [years]	Number of options exercisable [in thousands]
4.73	138	0.4	138
10.51	1,633	2.9	1,024
11.00	599	0.8	599
11.27	1,037	1.8	732
12.01	1,127	2.0	1,127
15.59	2,187	3.9	728
15.67	15	4.4	—
15.86	15	4.1	—
17.04	1,648	5.0	—
4.73 to 17.04	**8,399**	**3.1**	**4,348**

[c] Employee share purchase loans

CI has an employee share purchase loan program for key employees. These loans are renewable yearly and bear interest at prescribed rates. As at May 31, 2005, the carrying amount of employee share purchase loans is $6,430 [2004 - $7,259] and is included in accounts receivable and prepaid expenses. These loans become due immediately upon termination of employment or sale of the shares that are held as collateral. As at May 31, 2005, the shares held as collateral have a market value of approximately $20,175 [2004 - $21,309].

[d] Earnings per share

The weighted average number of shares outstanding for the years ended May 31 is as follows:

	2005	2004
	[in thousands]	
Basic and diluted	**293,297**	268,103

[e] Stock appreciation rights

In conjunction with the acquisition of Assante, CI issued share appreciation rights to certain former option holders. The intrinsic value of these rights at the date of grant was included as a liability in the fair value of net assets acquired. These rights may only be settled for cash.

[f] Maximum share dilution

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at June 30, 2005 were exercised:

	[in thousands]
Common shares outstanding at June 30, 2005	**286,177**
Options to purchase common shares	**8,061**
	294,238

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per share amounts]

May 31, 2005 and 2004

10. RELATED PARTY TRANSACTIONS

CI enters into transactions related to the advisory and distribution of the Funds with Sun Life, a shareholder of CI, and its subsidiaries. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts. During the year ended May 31, 2005, CI incurred charges for deferred sales commissions of $42,287 [2004 - $31,976], portfolio management fees of nil [2004 - $379] and trailer fees of $70,983 [2004 - $58,511] to Sun Life. The balance payable to Sun Life as at May 31, 2005 of $6,761 [2004 - $6,085] is included in accounts payable and accrued liabilities.

11. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of CI's future income tax liabilities and assets as at May 31 are as follows:

	2005 $	2004 $
Future income tax liabilities		
Fund contracts	**357,041**	353,316
Deferred sales commissions	**122,917**	91,242
Other	**22,920**	18,668
Total future income tax liabilities	**502,878**	463,226
Future income tax assets		
Stock-based compensation	**10,376**	16,661
Non-capital loss carryforwards	**11,098**	16,803
Acquisition related costs	**5,630**	11,204
Other	**5,846**	3,658
Total future income tax assets	**32,950**	48,326
Net future income tax liabilities	**469,928**	414,900

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per share amounts]

May 31, 2005 and 2004

The net future income tax liabilities are classified in the consolidated balance sheets as follows:

	2005 $	2004 $
Current future income tax assets	**16,006**	27,865
Non-current future income tax liabilities	**485,934**	442,765

The following is a reconciliation between CI's statutory and effective income tax rates:

	2005 %	2004 %
Combined Canadian federal and provincial income tax rate	**36.1**	36.4
Increase (decrease) in taxes resulting from:		
Compensation expense on share settled options	—	0.1
Non-taxable portion of capital gains	**(0.3)**	—
Impact of rate changes on future income taxes	—	7.3
Other, net	**0.6**	(0.2)
	36.4	43.6

12. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement. CI has realigned its internal financial reporting with the result that the former segment called Other is now combined with the Asset Management segment.

The Asset Management segment includes the operating results and net assets of CI Investments, Skylon and Assante Asset Management Ltd., which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

[in thousands of dollars, except per share amounts]

The Asset Administration segment includes the operating results and net assets of Assante Advisory Services Ltd. and most of its subsidiaries, including Assante Capital Management Ltd., Assante Financial Management Ltd. and IQON Financial Management Inc. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information for the year ended May 31, 2005 is as follows:

	Asset Management $	Asset Administration $	Intersegment Elimination $	Total $
Management fees	881,817	—	—	881,817
Administration fees	—	219,183	(104,667)	114,516
Other revenue	78,642	7,303	—	85,945
Total revenue	960,459	226,486	(104,667)	1,082,278
Net selling, general and administrative	170,813	44,496	—	215,309
Trailer fees	265,037	—	(14,342)	250,695
Investment dealer fees	—	165,895	(83,733)	82,162
Amortization of deferred sales commissions and fund contracts	57,770	1,504	(1,026)	58,248
Other expenses	14,649	327	—	14,976
Total expenses	508,269	212,222	(99,101)	621,390
Income before income taxes and non-segmented items	452,190	14,264	(5,566)	460,888
Interest expense				9,785
Minority interest				3,188
Provision for income taxes				163,166
Net income for the year				284,749
Identifiable assets	1,544,212	176,229	(7,397)	1,713,044
Goodwill	815,303	135,723	—	951,026
Total assets	2,359,515	311,952	(7,397)	2,664,070

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per share amounts]

May 31, 2005 and 2004

Segmented information for the year ended May 31, 2004 is as follows:

	Asset Management $	Asset Administration $	Intersegment Elimination $	Total $
Management fees	710,950	—	—	710,950
Administration fees	—	108,495	(50,458)	58,037
Other revenue	72,583	3,103	—	75,686
Total revenue	783,533	111,598	(50,458)	844,673
Net selling, general and administrative	128,910	18,065	—	146,975
Trailer fees	204,164	—	(6,398)	197,766
Investment dealer fees	—	80,076	(40,366)	39,710
Amortization of deferred sales commissions and fund contracts	35,002	650	(264)	35,388
Other expenses	19,054	58	—	19,112
Total expenses	387,130	98,849	(47,028)	438,951
Income before income taxes and non-segmented items	396,403	12,749	(3,430)	405,722
Interest expense				8,588
Minority interest				5,390
Provision for income taxes				170,700
Net income for the year				221,044
Identifiable assets	1,405,150	172,839	(3,430)	1,574,559
Goodwill	815,303	103,900	—	919,203
Total assets	2,220,453	276,739	(3,430)	2,493,762

[in thousands of dollars, except per share amounts]

13. COMMITMENTS AND CONTINGENCIES

Lease commitments

CI has entered into leases relating to the rental of office premises and computer equipment. The approximate future minimum annual rental payments under such leases are as follows:

	$
2006	11,277
2007	10,938
2008	9,972
2009	4,736
2010	4,313
2011 and thereafter	8,636

Shareholder advisor agreements

CI is a party to shareholder advisor agreements, which provide that the shareholder advisor has the option to require CI to purchase a practice that cannot otherwise be transitioned to a qualified buyer. The purchase price would be in accordance with a pre-determined formula contained in the shareholder advisor agreement.

Indemnities

CI has agreed to indemnify its directors and officers, and certain of its employees in accordance with CI's by-laws. CI maintains insurance policies that may provide coverage against certain claims.

Litigation

CI is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the consolidated financial position of CI.

[in thousands of dollars, except per share amounts]

Settlement with the Ontario Securities Commission

On December 10, 2004, CI Investments reached a settlement with the Ontario Securities Commission relating to concerns raised with respect to certain trading by a small number of institutional investors in certain of CI Investments' mutual funds. Under the settlement agreement, CI Investments agreed to make a payment of $49,300, plus interest at the rate of 5% per annum from the date of settlement to the approval of the plan of distribution, which occurred on June 30, 2005, to investors in its mutual funds that were affected by this trading. This payment is secured by a letter of credit. CI recorded a $33,900 after-tax charge to income to reflect the settlement and related costs.

14. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 consolidated financial statements.

15. SUBSEQUENT EVENT

On June 27, 2005, CI announced that it had adopted the name CI Financial, effective immediately, and would seek shareholder approval to change its legal name from CI Fund Management Inc. to CI Financial Inc. Effective June 16, 2005, CI Mutual Funds Inc. changed its legal name to CI Investments Inc.